Exhibit 99.1

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. © Copyright 2022 Aptorum Group Limited Facilitating Life Science Innovations to Serve Unmet Medical Needs SMART - ACT Ρ - ORPHAN DRUG DEPURPOSING PLATFORM ALS - 4 Non - confidential Overview

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. © Copyright 2022 Aptorum Group Limited 2 Disclaimer This document includes statements concerning Aptorum Group Limited and its future expectations, plans and prospects that constitute “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 . For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward - looking statements . In some cases, you can identify forward - looking statements by terms suc h as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other similar expressions . Aptorum Group has based these forward - looking statements, which include statements regarding projected timelines for application submissions, trials and commercialization and market potential of related products, largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations . These forward - looking statements speak only as of the date of this document and are subject to a number of risks, uncertainties and assumptions including, without limitation, risks related to its announced management and organizational changes, the continued service and availability of key personnel, its ability to expand its product assortments by offering additional products for additional consumer segments, development results, the company’s anticipated growth strategies, anticipated trends and challenges in its business, and its expectations regarding, and the stability of, its supply chain, and the risks more fully described in Aptorum Group’s Form 20 - F and other filings that Aptorum Group may make with the SEC in the future . As a result, the projections included in such forward - looking statements are subject to change and results may differ materially from those disclosed herein . Aptorum Group assumes no obligation to update any forward - looking statements contained in this document as a result of new information, future events or otherwise . THIS PRESENTATION DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITANT OFFER TO BUY NEITHER SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE .

Antibiotic-resistant *Staphylococcus aureus* infections represent a significant unmet need

MRSA, VRSA and VISA are ranked as "high priority" development targets by the World Health Organisation[1]

- *Staphylococcus aureus* are gram-positive bacteria and the leading cause of skin and soft tissue infections, but can cause serious infections such as pneumonia, bacteraemia, and bone infections

- Vancomycin is the most frequently prescribed treatment for methicillin-resistant *Staphylococcus aureus* (MRSA); however, vancomycin has been >60 years in use and has been shown to have slow bactericidal activity, poor anti-staphylococcal activity, poor tissue penetration, high rates of infection relapse, and can cause resistance (vancomycin-intermediate (VISA) and vancomycin-resistant (VRSA))[4]


Spot Magn
Det
WD
500 nm
Image: CDC.gov

- MRSA (pneumonia) mortality rate is between 30% - 55.5%[2,3]

- MRSA (skin and soft tissue) recurrence rate is approximately 70%[2,3]

- New efficacious and safe therapeutics are urgently needed

1. https://www.who.int/news-room/detail/27-02-2017-who-publishes-list-of-bacteria-for-which-new-antibiotics-are-urgently-needed 2. "Methicillin-resistant Staphylococcus Aureus (MRSA) Drugs Market - Global Industry Analysis, Size, Share, Growth, Trends, and Forecast, 2017-2025" (2018) https://www.researchandmarkets.com/reports/4851384/methicillin-resistant-staphylococcus-aureus-drugs. Transparency market research; 3. Clin Infect Dis. 2006 Jan 1;42 Suppl 1:S5-12; 4. https://pubmed.ncbi.nlm.nih.gov/25401098/

3

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

© Copyright 2022 Aptorum Group Limited

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. © Copyright 2022 Aptorum Group Limited • Developing non - antibiotics (non - bactericidal and non - bacteriostatic ). • Targeting virulence factors to disarm bacteria and thereby reducing pathogenicity . • Potentially less selective pressure and much less likely for bacteria to develop resistance . 4 The Aptorum approach: Combating emerging antibiotic resistance

ALS program: Value proposition

Antibiotic

- Antibiotic resistance in *S. aureus* has been discovered in most prescribed antibiotics for MRSA[1]
- Broad spectrum and indiscriminate[2]
- Commonly affect normal flora, may lead to superinfection in case of drug resistance[3]


Indiscriminate clearance
Antibiotics

Anti-virulence

- ✓ Not bactericidal, potentially less selective pressure and much less likely for bacteria to develop resistance[4,5]
- ✓ "Disarms" the bacteria by reducing pathogenicity[4,5,6]
- ✓ Bacterial clearing is mediated by host immunity[4,5]


Directed against pathogen
Anti-virulence

1. Refer to "ALS-4: Approved Drugs for MRSA Infections" for complete set of sources; 2. P T. 2016 Feb; 41(2): 126–128; 3. J Infect Dis. 2018 Jan 30;217(4):628-636; 4. Based on Aptorum's internal tests/experimentation and has not yet been verified by clinical trials or third party testing; 5. MBio. 2017 Sep 5;8(5). pii: e01224-17; 6. J Exp Med. 2005 Jul 18;202(2):209-15.

5

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

© Copyright 2022 Aptorum Group Limited

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. © Copyright 2022 Aptorum Group Limited • Bacterial infections are mediated by pathogenic or opportunistic bacteria • Successful infections depends on host immunity and the pathogen’s virulence • Virulence factors are the molecules that assist the bacteria to colonize the host at the cellular level; these factors are either secretory, membrane associated or cytosolic in nature • Gram positive bacteria ( e.g , Staphylococcus aureus) rely heavily on multiple arrays of virulence factors • Targeting bacterial virulence is an alternative approach to antimicrobial therapy 6 ALS program: Value proposition The figure is modified from Rachel J. Gordon, et al. Clin Infect Dis. (2008) Inflammation Capsule Inhibit phagocytosis Staphyloxanthin

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. © Copyright 2022 Aptorum Group Limited • Novel mechanism: Anti - virulence, non - bactericidal approach as it targets virulence properties of S. aureus • Oral form : An orally administered small molecule in line with “IV to oral antibiotic” switch policies; therefore, it has the potential fo r increased cost - effectiveness through out - patient treatment • Potential as a mono - or combination therapy to overcome the shortcomings of vancomycin • ALS - 4 can potentially complement other bactericidal antibiotics as well; therefore, ALS - 4 is not a direct competitor to antibiot ics • Potentially shows synergistic effects with other antibiotics ALS - 4 is a first - in - class, oral therapeutic that has the potential to complement vancomycin 7 ALS - 4, an anti - virulent, non - bactericidal drug candidate for S. aureus infections incl. MRSA Centers for Disease Control and Prevention. https://www.cdc.gov/hai/settings/lab/vrsa_lab_search_containment.html Desirable Characteristics ALS - 4 Vancomycin Anti - virulent ✓ ✗ Non - bactericidal ✓ ✗ (Inhibits transpeptidation by binding to D - alanyl - D - alanine residues of the bacterial cell wall, leading to cell wall decomposition and bacterial lysis) No observed resistance ✓ ✗ (Vancomycin - resistant S. aureus discovered in 2002 1 ) Orally bioavailable ✓ ✗ (Oral only for gastrointestinal infection) Good tissue penetration ✓ ✗ (Large molecule)

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. © Copyright 2022 Aptorum Group Limited • Neutrophils kill bacteria including Staphylococcus aureus intracellularly or extracellularly via Reactive Oxygen Species: ROS - oxygen radicals released by neutrophils trigger the subsequent bacterial damage processes. 1 • To counteract, staphyloxanthin , a carotenoid pigment, protects the bacteria by serving as an anti - oxidant to neutralize the ROS secreted by neutrophils. 1 8 The role of staphyloxanthin in Staphylococcus aureus 1. https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5975594/ Neutrophil

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. © Copyright 2022 Aptorum Group Limited • ALS - 4 inhibits a key enzyme in the biosynthesis of staphyloxanthin. 1 In the absence of staphyloxanthin , the bacteria become susceptible to damage by ROS, triggering the usual series of mechanisms by neutrophils that ultimately leads to bacterial cell death. • ALS - 4 also shown that in the absence of staphyloxanthin , bactericidal activity is enhanced in the presence of antibiotics such as Vancomycin 2 . 9 Mechanism of action: Targeting staphyloxanthin synthesis of Staphylococcus aureus 1 1. Figure adapted from MBio . 2017 Sep 5;8(5). pii : e01224 - 17. 2 The description of ALS - 4 and related conclusory statements on ALS - 4 on this slide are based on Aptorum’s internal tests/experimentat ion and has not yet been verified by clinical trials or third party testing. ALS - 4 inhibits a key enzyme in the biosynthesis of staphyloxanthin 1

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. © Copyright 2022 Aptorum Group Limited ALS - 4 • Inhibits S. aureus pigment production ( staphyloxanthin ) with an IC 50 = 20nM. • This is visibly confirmed by the decolorization of the bacteria as ALS - 4 is administered with increasing concentrations from 3.1 to 200nM. 10 Inhibition of staphyloxanthin synthesis by ALS - 4 Figure adapted from MBio . 2017 Sep 5;8(5). pii : e01224 - 17. DMSO control ALS - 4 200nM 100nM 50nM 25nM 12.5nM 6.3nM 3.1nM

ALS-4 effectively inhibits staphyloxanthin formation across 11 strains of *S. aureus*

ALS-4 inhibits the production of staphyloxanthin in 11 common strains of *S. aureus in vitro*



1.5
1.0
0.5
0.0
Pigment production ratio
-2
-1
0
1
2
3
ALS-4 concentration (nM) (log10 scale)
JE2
USA300 (FPR-3757)
USA300-3
Newman
USA300-LAC
Clinical isolate ST239III
ATCC29213
HG003
Mu3
SH1000
COL

Strain	Type	IC_{50} (nM)
SH1000	MSSA	70.5 ± 6
HG003	MSSA	54.4 ± 4
USA300-JE2	MSSA	37.7 ± 4
USA300 (FPR-3757)	CA-MRSA	30.8 ± 5
USA300-3	HA-MRSA	42.8 ± 6
Newman	MSSA	23.7 ± 1
USA300-LAC	MRSA	43.6 ± 5
ATCC29213	MSSA	30.0 ± 5
Clinical isolate ST239III	HA-MRSA	16.3 ± 8
Mu3	VISA	2.6 ± 1
COL	HA-MRSA	0.9 ± 1

ALS-4 can inhibit staphyloxanthin production in major MRSA strains and also VISA and MSSA strains. ALS-4 can address and compensate suffering from vancomycin resistant strains of staphylococcus aureus due to the targeting of different mechanisms[1].

1 The description of ALS-4 and related conclusory statements on ALS-4 on this slide are based on Aptorum's internal tests/experimentation and has not yet been verified by clinical trials or third party testing.

11

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

© Copyright 2022 Aptorum Group Limited

APTORUM

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. © Copyright 2022 Aptorum Group Limited • Lack of direct selection pressure significantly decreases the risk of emergence of drug resistance. • In the absence of neutrophils, ALS - 4 does not inhibit growth in 5 strains of S. aureus (left) and 5 different species of bacteria (right). However, ALS - 4 reduces the virulence factors of S. aureus, significantly reducing risks of mortality and morbidity. 12 ALS - 4 does not directly inhibit bacterial growth in vitro ALS - 4 ALS - 4 The description of ALS - 4 and related conclusory statements on ALS - 4 on this slide are based on Aptorum’s internal tests/experimentation and has not yet been verified by clinical trials or third party testing.

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. © Copyright 2022 Aptorum Group Limited • ALS - 4 reduces bacteria number by an additional 10 - fold in the presence of hydrogen peroxide (mimicking ROS production by neutrophils), as demonstrated in the below graph (p<0.001). 13 ALS - 4 increases sensitivity of S. aureus to oxidative damage Control ALS - 4 (2µM) Statistical significance (p < 0.05) was assessed with unpaired student t - test. * p < 0.05, ** P < 0.01, *** P < 0.001, **** P < 0.0001. The description of ALS - 4 and related conclusory statements on ALS - 4 on this slide are based on Aptorum’s internal tests/experimentation and has not yet been verified by clinical trials or third party testing.

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. © Copyright 2022 Aptorum Group Limited 14 ALS - 4 enhances neutrophil killing of MRSA Bacterial density following treatment with human neutrophils in ALS - 4 or vehicle treated MRSA (strain COL). Data is presented as mean ± SEM. Statistical significance (p < 0.05) was assessed with unpaired student t - test. * p < 0.05, ** P < 0.01, *** P < 0.001, **** P < 0.0001. ALS - 4 The description of ALS - 4 and related conclusory statements on ALS - 4 on this slide are based on Aptorum’s internal tests/experimentation and has not yet been verified by clinical trials or third party testing.

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. © Copyright 2022 Aptorum Group Limited • A lethal dose (10 9 CFU) of MRSA was introduced through the tail vein • ALS - 4 was administered orally 30 minutes after infection for twice a day thereafter Oral administration of ALS - 4 in a lethal MRSA (USA300) survival in vivo model. 15 ALS - 4 rescues rats infected with a lethal dose of MRSA in a bacteremia model Survival (%) Time (d) Vehicle (N=9) ALS - 4 (10mg/kg) (N=9) 55.6% 0% p = 0.013 The description of ALS - 4 and related conclusory statements on ALS - 4 on this slide are based on Aptorum’s internal tests/experimentation and has not yet been verified by clinical trials or third party testing.

ALS-4 greatly reduces organ bacterial count in a bacteremia animal model

Oral administration of ALS-4 in a non-lethal bactaremia *in vivo* model.

- Rats were challenged with a non-lethal dose (10^7 CFU) of MRSA through the tail vein
- In order to simulate a more realistic clinical scenario, treatment was introduced 14-days after infection, where ALS-4 was administered orally twice a day at 10mg/kg per animal for 7 days
- Please see appendix for results in kidney, lung, liver, spleen in comparison to vancomycin



Kidney bacterial count
(CFU/g) (log10 scale)
8
6
4
2
0
* p=0.01
$10^{4.8}$ = 63,096 CFU/g
99.5%reduction
$10^{2.5}$ = 316 CFU/g
Control
(N=8)
ALS-4
(10mg/kg) (N=8)

The description of ALS-4 and related conclusory statements on ALS-4 on this slide are based on Aptorum's internal tests/experimentation and has not yet been verified by clinical trials or third party testing.

16

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

© Copyright 2022 Aptorum Group Limited

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. © Copyright 2022 Aptorum Group Limited 17 Vehicle ALS - 4 Van ALS + Van Vehicle ALS - 4 Van ALS + Van The description of ALS - 4 and related conclusory statements on ALS - 4 on this slide are based on Aptorum’s internal tests/experimentation and has not yet been verified by clinical trials or third party testing.

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. © Copyright 2022 Aptorum Group Limited • No effect on the MIC of vancomycin was observed in vitro when the concentration of ALS - 4 was below 25µM • ALS - 4 is targeted to be efficacious at between 20 - 30nM, well within the above range. ALS - 4 does not affect the minimum inhibitory concentration (MIC) of vancomycin in 8 strains of S. aureus. 18 ALS - 4 does not interfere with the action of vancomycin in - vitro ALS - 4 ( uM ) ALS - 4 ( uM ) ALS - 4 ( uM ) ALS - 4 ( uM ) ALS - 4 ( uM ) ALS - 4 ( uM ) ALS - 4 ( uM ) ALS - 4 ( uM ) The description of ALS - 4 and related conclusory statements on ALS - 4 on this slide are based on Aptorum’s internal tests/experimentation and has not yet been verified by clinical trials or third party testing.

ALS-4 does not trigger antibiotic resistance in MRSA

Pre-treatment

Tubes	Day 1-4	Day 6-10
1	DMSO	DMSO
2	Ery 16 + CLI 0.12 µg/ml	Ery 16
3	ALS-4 1µM	ALS-4 1µM

(Clindamycin withdrawn between day 5-10)

Clindamycin resistance test after pre-treatment (BHI medium with 5 x 10^4/well bacterial inoculum)


ALS-4-1uM
Ery16-Cli0.12 µg/ml
DMSO
Relative growth
1.0
0.5
0.0
0.01
0.1
1
Concentration of Clindamycin (µg/ml)

- Clindamycin resistance (MIC from 0.12 µg/ml to >5 µg/ml) appeared rapidly after a 10-day intermittent treatment
- The use of Ery was to ensure no contamination of environmental bacteria as USA 300 (LAC) is resistance Ery
- Controls without the addition of antibiotics showed no resistance to clindamycin
- For the full protocol, please see appendix

The description of ALS-4 and related conclusory statements on ALS-4 on this slide are based on Aptorum's internal tests/experimentation and has not yet been verified by clinical trials or third party testing.

19
For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

© Copyright 2022 Aptorum Group Limited

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. © Copyright 2022 Aptorum Group Limited No bacterial resistance to ALS - 4 detected after continuous incubation of the bacteria in the presence of 1μM ALS - 4 for 11 days. 20 ALS - 4 does not trigger its own resistance Recovered bacteria after 11 - day resistance - raising with 1μM ALS - 4ca BHI agar plates Recovered bacteria after 11 - day resistance - raising with DMSO as control Concentration of ALS-4 (nM) R e l a t i v e p i g m e n t p r o d u c t i o n 10 100 0.0 0.2 0.4 0.6 0.8 ALS-4-1;M DMSO Ery16-Cli0.12;g/ml Concentration of ALS-4 (nM) R e l a t i v e p i g m e n t p r o d u c t i o n 10 100 0.0 0.2 0.4 0.6 0.8 ALS-4-1;M DMSO Ery16-Cli0.12;g/ml 100nM ALS - 4 (all colonies turned white) No ALS - 4 (all colonies remained yellow) ALS - 4 efficacy test (Bacterial inoculum: 4 x 10 7 /ml) The description of ALS - 4 and related conclusory statements on ALS - 4 on this slide are based on Aptorum’s internal tests/experimentation and has not yet been verified by clinical trials or third party testing.

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. © Copyright 2022 Aptorum Group Limited • Only 1 physical form identified from polymorph screening • Physically and chemically stable • Not hygroscopic 21 ALS - 4: chemistry, manufacturing and controls (CMC) ALS - 4 is an attractive candidate for formulation • GLP toxicology batch of API has been completed • GMP manufacturing of API has been completed • GMP manufacturing of drug product has been completed for Phase 1 API (active pharmaceutical ingredient) manufacturing • Developed an enabling formulation to improve bioavailability • An oral liquid formulation was used in Phase 1 clinical trial ALS - 4 has low solubility in water

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. © Copyright 2022 Aptorum Group Limited Phase 1 trial in Canada (Completed) A randomized, double - blind, placebo - controlled, dose - escalation study to assess the safety, tolerability, and pharmacokinetics of single (SAD) and multiple ascending doses (MAD) of ALS - 4 administered orally to healthy male and female adult volunteers 22 A P1 dose - escalation study in healthy volunteers is currently ongoing with positive interim results Aptorum Group has announced completion of the trial • No subjects from both SAD and MAD cohorts dropped out of the studies and no Serious Adverse Events were observed • In addition, no clinically relevant changes in respect of vital signs, electrocardiogram, clinical laboratory test results an d physical examinations were observed compared to baselines Healthy adult volunteers (N=72) SAD • 25 mg • 50 mg • 100 mg • 200 mg • 300mg MAD • 50 mg • 100mg • 200mg The Phase 1 Trial completed in Q4, 2021

ALS-4: Targeted Clinical development

Phase 1 (Canada; completed)

A randomized, double-blind, placebo-controlled, dose-escalation study with oral ALS-4

Outcomes: Safety, tolerability, and pharmacokinetics of SAD and MAD of oral ALS-4

Population: Healthy adult volunteers (N=72)

Phase 2 (US) (under planning)

A randomized, double-blind study with ALS-4 in combination with SOC compared to SOC alone

Outcomes: Safety, efficacy, microbiologic eradication

Population: Adults with MRSA bacteraemia or skin or soft tissue infections who failed to respond to initial SOC treatment (culture positive) or with clinical responses

Registrational study (future)

A randomized, double-blind study with ALS-4 in combination with vancomycin compared to vancomycin alone

Outcomes: Safety, efficacy, microbiologic eradication

Population: Adults with MRSA bacteraemia or skin and soft tissue infections who failed to respond to initial vancomycin treatment (culture positive) or with clinical responses

An unmet, orphan indication will also be selected to enable NDA filing via the US LPAD (Limited population pathway for antibacterial and antifungal drugs)

Filing

SUBMISSION

23

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

© Copyright 2022 Aptorum Group Limited

APTORUM

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. © Copyright 2022 Aptorum Group Limited • The global methicillin - resistant Staphylococcus aureus drugs market was valued at approximately US$ 2.9 Bn in 2016 and projected to each over US$ 3.9 Bn by 2025 1 24 Market opportunities 1. "Methicillin - resistant Staphylococcus Aureus (MRSA) Drugs Market - Global Industry Analysis, Size, Share, Growth, Trends, and Fo recast, 2017 - 2025“ (2018). US LPAD opportunities Key indications ‘Blue Sky’ opportunities ALS - 4 in combination with SOC for MRSA (bacteraemia, pneumonia, skin & soft tissue, bone & joint, endocarditis) A small subset of the key indications, for example, kidney failure patients suffering from MRSA bacteraemia, chronic MRSA bacteraemia, etc. ALS - 4 monotherapy as an outpatient prophylactic treatment in high risk population (e.g. aged patients undergoing surgery) ALS - 4 market opportunities

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. © Copyright 2022 Aptorum Group Limited • The patent and patent applications cover the composition of small molecule compound and the method of treating microbial infection using same mechanism 25 ALS - 4: IP status ALS - 4 Patent Family Compound / Composition Method of Treatment Formulation / CMC Dosage Physical Form Other (e.g. Combination treatment or special route of administration) Status Granted* Granted* Planned for filing Not yet filed Not yet filed Not yet filed Expiration date N/A N/A N/A N/A N/A N/A Region and term *Patents have been granted in the U.S. (US Pat. No. 11,040,949 and US Pat. No. 11,052,078 titled “Compounds Affecting Pigment Production and Methods for Treatment of Bacterial Diseases”). National applications based on PCT application (PCT App. No. PCT/IB2018/055459) have been filed in major jurisdictions and regions including EP, China, Australia, Brazil, Canada, Chile, Eurasia, Israel, Japan, Malaysia, New Zealand, Singapore, Sout h K orea and Hong Kong (all pending). ** The U.S. patents will expire in 2038, while any national patents based on the PCT application, if granted, will have a 20 - ye ar patent term from 2018.

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. © Copyright 2022 Aptorum Group Limited APPENDIX

Approved drugs for MRSA Infections

Frequently prescribed antibiotics for MRSA infections[1]

The only 2 FDA approved antibiotics for MRSA bacteraemia: Vancomycin and Daptomycin

Product (Company)	Antibiotic Class	Indication(s)	RoA	Dose	Cost of Treatment (duration)	Notes
Vancomycin (Generic)	Glycopeptide	Severe infections caused by MRSA	IV / oral*	2g/day	USD 101-144 (7-10 days)	• **Currently, the most frequently prescribed** antibiotic for MRSA suspected infections[1,2] • In clinical use for >60 years[3], **vancomycin-resistant *S. aureus* (VRSA) was first discovered in 2002**[4]
Daptomycin (Merck)	Lipopeptide	ABSSSI, *S. aureus* bacteraemia	IV	4-6mg/kg/day	USD 6,736-23,710[5] (14-42 days)	• In clinical use since 2003[6] • **Daptomycin resistance described in S. aureus as early as 2006**[7]
Linezolid (Pfizer)	Oxazolidinone	ABSSSI, CABP, HABP, uSSSI	IV / oral	0.8-1.2g/day	IV: USD 1,920-5,376 Oral: USD 2,978-11,429 (10-14 days)	• In clinical use since 2003[8]. Entirely synthetic, not expected to develop clinical resistance[9], however • **Linezolid resistance encountered clinically since 2010**[9]
Ceftaroline fosamil (Actavis)	Cephalosporin	ABSSSI, CABP	IV	1.2g/day	USD 1,831-5,127 (5-14 days)	• In clinical use since 2010[10] • **Ceftaroline resistance encountered clinically since 2016**[11]
Tigecycline (Pfizer)	Glycycycline	ABSSSI, CABP, CIAI	IV	0.1-0.2mg/day	USD 1,888-4,977 (5-14 days)	• In clinical use since 2005[12] • **Tigecycline resistance encountered clinically in developing countries since 2017**[13,14]
Televancin (Theravance Biopharma)	Lipoglycopeptide	ABSSSI, HABP, VABP	IV	10mg/kg/day	USD 3,002-10,568 (7-21 days)	• In clinical use since 2009[15] • **Vancomycin resistance leads to a 4-8x increase in telavancin MIC** (minimum inhibitory concentration)[16]

ABSSSI: acute bacterial skin and skin structure infection; CABP: community-acquired bacterial pneumonia; HABP: hospital-acquired bacterial pneumonia; CIAI: complicated intra-abdominal infection; VABP: ventilator-associated bacterial pneumonia; * Only for intestinal infections;

1. Reproduced from" Companies Take Aim at MRSA Infections" P T. 2016 Feb; 41(2): 126–128; 2. Clin Infect Dis. 2011 Feb 1;52(3):e18-55; 3. Clin Infect Dis. 2006 Jan 1;42 Suppl 1:S5-12; 4. Centers for Disease Control and Prevention. https://www.cdc.gov/hai/settings/lab/vrsa_lab_search_containment.html; 5. Cost of treatment of Daptomycin for S. aureus bacteremia at a dosage of 6mg/kg; 6. FDA. https://www.accessdata.fda.gov/drugsatfda_docs/nda/2003/21-572_Cubicin.cfm; 7. Int J Antimicrob Agents. 2006 Oct;28(4):280-7; 8. FDA. https://www.accessdata.fda.gov/drugsatfda_docs/nda/2002/21-130s003_21131s003_21132s003_ZyvoxTOC.cfm; 9. Pharmaceuticals (Basel). 2010 Jul; 3(7): 1988–2006; 10. FDA. https://www.accessdata.fda.gov/drugsatfda_docs/nda/2010/200327orig1s000toc.cfm; 11. J Antimicrob Chemother. 2016 Jun; 71(6): 1736–1738; 12. FDA. https://www.accessdata.fda.gov/drugsatfda_docs/nda/2005/21-821_Tygacil.cfm; 13. New Microbes New Infect. 2017 Sep; 19: 8–12; 14. Journal of Microbiology and Infectious Diseases 2017; 7 (4):173-177; 15.FDA. https://www.accessdata.fda.gov/drugsatfda_docs/nda/2009/022110s000TOC.cfm; 16. Clin Infect Dis. 2015 Sep 15;61 Suppl 2:S58-68.

27

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

© Copyright 2022 Aptorum Group Limited

APTORUM

ALS-4: Oral administration in a MRSA non-lethal bacteraemia mouse model

The results shown in this slide are based on Aptorum's internal (in vitro/in vivo) tests/experiments that have not been verified in clinical trials and/or third party testing

- Dose-dependent efficacy of ALS-4 (compound IM032) shows a statistically significant reduction in bacteria count across major organs relative to vancomycin as a control.


Kidney CFU count
Log (CFU/g) Kidney
Lung CFU count
Log (CFU/g) Lung
Liver CFU count
Log (CFU/g) Liver
Spleen CFU count
Log (CFU/g) Spleen

28
For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

© Copyright 2022 Aptorum Group Limited
APTORUM

ALS-4 and drug resistance

Protocol

1. Inoculum preparation: USA300-3 (LAC) was cultured overnight in BHI broth at 37˚C, 250 rpm.
2. Subculture preparation: 60 µl overnight culture was added to 6 ml BHI broth with different drugs.

Tubes	Day 1-4	Day 6-10
1	DMSO	DMSO
2	Ery 16 + CLI 0.12 µg/ml	Ery 16
3	ALS-4 1µM	ALS-4 1µM

3. Clindamycin (CLI): 0.12 µg/ml; Erythromycin (Ery): 16 µg/ml; ALS-4: 1 µM. The use of Ery was to ensure no contamination of environmental bacteria as USA 300 (LAC) is resistance Ery.
4. Culturing: during culturing, medium was changed everyday by centrifugation of the bacteria and replacing the supernatant with new medium plus DMSO or antibiotics or compounds as specified.
5. Bacteria collection: on day 11, 1 ml bacteria was centrifuged and resuspended in PBS with 10% DMSO for further testing.
6. MIC testing: in BHI medium in 96-well plate and cultured for 16h
7. Pigment production: in 96 deep-well plate and cultured for 36 h

The results shown in this slide are based on Aptorum's internal (in vitro/in vivo) tests/experiments that have not been verified in clinical trials and/or third party testing

29
For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

© Copyright 2022 Aptorum Group Limited APTORUM

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. © Copyright 2022 Aptorum Group Limited 30